King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

May 10, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	EVO Payments, Inc. Registration Statement on Form S-1 Filed April 25, 2018 File No. 333-224434

Dear Ms. Ransom:

On behalf of our client, EVO Payments, Inc. (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). This letter, together with the changes reflected in Amendment No. 2, responds to the Staff’s comments contained in its letter dated May 8, 2018. Amendment No. 2 also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in Amendment No. 2. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Summary historical and unaudited pro forma consolidated financial and other data, page 21

1.	We note your revisions in response to comment 1. Please revise the footnote explaining your net debt metric to clarify to your investors why this metric does not equal total debt as seen on the face of your balance sheet less the specified amount of cash on hand. With reference to Note 8 to your annual audited financial statements, we note this metric appears to be calculated based on total debt of $884.2 million rather than the $864.5 million seen on your balance sheet.

The Company has revised the disclosure on page 25 in response to the Staff’s comment.

Securities and Exchange Commission

May 10, 2018

Business expanded into high-growth international markets, page 102

2.	We note your disclosure here and on page 112 that you now generate 61% of your revenue from international markets outside the United States and Canada. However, based on the information presented in Note (14) Segment Information on page F-38 it appears that only 40.8% of your revenue was generated from international markets outside the United States and Canada in 2017. Please revise or advise us why you believe no revision is required.

The Company’s North America segment revenues reported on page F-40 include revenues from the Company’s operations in the United States, Canada and Mexico, while the percentage on page 118 includes revenues from Mexico and the Company’s Europe segment. As disclosed on page F-41, revenues from operations in Mexico represent approximately 20.4% of the Company’s total revenues for the year ended December 31, 2017, which is the difference between the figures reported on pages 118 and F-40.

Performance-based cash bonus compensation, page 137

3.	You state that payments under the 2017 Bonus Plan were based upon achievement of your 2017 operating budget and that “[p]ayouts were made at 100% of target payout.” This statement is unclear considering achievement of your performance goal should result in payout of not less than 100% of Messrs. Tansill’s and Wilson’s base salary and 200% of Mr. Kelly’s base salary, yet the summary compensation table reflects amounts less than that. Please enhance this disclosure to explain how the amounts disclosed in the summary compensation table were determined, consistent with Item 402(o) of Regulation S-K.

The bonus targets, and resulting payouts, to the named executive officers under the 2017 Bonus Plan were determined pursuant to the terms of the employment agreements with our named executive officers in effect for fiscal 2017. The increased bonus target percentages referenced in the Staff’s comment are applicable for fiscal 2018 and subsequent years under the terms of the employment agreements as amended effective April 1, 2018. The Company has revised the disclosure on pages 144 and 148 to clarify the applicable bonus target percentages for each named executive officer for fiscal 2017, as set forth in the Summary Compensation Table.

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Securities and Exchange Commission

May 10, 2018

If we can be of any assistance in explaining these responses or the changes in the Registration Statement, please contact me at (404) 572-3517 or by email (ktownsend@kslaw.com) or Zach Cochran at (404) 572-2784 or by email (zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Jennifer Thompson

Sondra Snyder

Scott Anderegg

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

Steven J. de Groot

(EVO Payments, Inc.)

Zachary L. Cochran

(King & Spalding LLP)